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                               December 29, 2020

       Ilan Daskal
       Chief Financial Officer
       BIO-RAD LABORATORIES, INC.
       1000 Alfred Nobel Drive
       Hercules, California 94547

                                                        Re: BIO-RAD
LABORATORIES, INC.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-07928

       Dear Mr. Daskal:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       General

   1. We note that your forum selection provision in Section 54 of your bylaws identifies the
                                                        Court of Chancery of
the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another
state court located within the State of Delaware or, if no state court located within the
State of Delaware has jurisdiction, the federal district court for the
                                                        District of Delaware)
as the exclusive forum for certain litigation, including any derivative action.
 In future filings, please describe the provision, including the relevant forum for litigation
and any subject matter jurisdiction carve out, and whether this provision applies to
actions arising under the Securities Act or Exchange Act. If so, please also state that there
is uncertainty as to whether a court would enforce such provision and include risk factor
disclosure of the risks to investors, such as the increased costs to bring a claim and that the
provision may discourage claims or limit investors' ability to bring a claim in a judicial
forum that they find favorable. Further, if the provision applies to
                                                        Securities Act claims,
please also state that investors cannot waive compliance with the
 Ilan Daskal
BIO-RAD LABORATORIES, INC.
December 29, 2020
Page 2
         federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Julie Sherman, Senior Staff
Accountant, at 202-551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Edwards at 202-551-6761 or Mary
Beth Breslin, Branch Chief, at 202-551-3625 with any other questions.



FirstName LastNameIlan Daskal                                   Sincerely,
Comapany NameBIO-RAD LABORATORIES, INC.
                                                                Division of
Corporation Finance
December 29, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName